Klondex Announces Agreement to Acquire the Hollister Mine and C$100 million Subscription Receipt Offering

Vancouver, BC - July 25, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) ("Klondex" or the "Company") is pleased to announce that it has entered into a definitive membership interest purchase agreement (the "Purchase Agreement") with Klondex Holdings (USA) Inc., an indirect wholly-owned subsidiary of the Company ("Klondex USA"), Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP (together with Waterton Splitter, "Waterton") to acquire from Waterton Splitter, among other assets described below, the Hollister mine (the "Hollister Mine") and the Esmeralda mine and ore milling complex (the "Esmeralda Mine") located in Northern Nevada (the "Acquisition").

In connection with the Acquisition, the Company has entered into an agreement with a syndicate of underwriters (the "Underwriters") who have agreed to purchase for resale, on a bought deal private placement basis, 20,000,000 subscription receipts of the Company ("Subscription Receipts"), at a price of C$5.00 per Subscription Receipt, for aggregate gross proceeds of C$100,000,000 (the "Offering").

Strategic Acquisition

Pursuant to the terms of the Purchase Agreement, the Company has agreed to acquire from Waterton all of the membership interests of Carlin Resources, LLC (the "Carlin Interest"), the entity that owns: (i) the Hollister Mine; (ii) the Esmeralda Mine and ore milling complex; (iii) a corporate office in Winnemucca, Nevada; (iv) a core shed and corporate house; (v) a laboratory in Lovelock, Nevada; (vi) a mobile fleet of underground mining equipment; and (vii) certain other land interests and related assets (collectively, the "Acquisition Assets").

Pursuant to the terms of the Purchase Agreement, the Company has agreed to acquire the Carlin Interest in consideration for payment of: (i) US$63,000,000 payable to Waterton in cash on closing of the Acquisition (the "Acquisition Closing"); (ii) US$17,000,000 payable to Waterton by delivery of a secured promissory note (the "Note") on the Acquisition Closing, which note will have a four year term, be secured against the Hollister Mine, bear interest at a rate of 6% per annum and be repayable in equal instalments at the end of years 2, 3 and 4 of the term; (iii) subject to approval of the Toronto Stock Exchange (the "TSX") and the NYSE MKT, issuance on the Acquisition Closing by the Company to Waterton of 5,000,000 warrants (the "Consideration Warrants") to purchase common shares of the Company ("Common Shares"), which Consideration Warrants will have a 15-1/2 year term, be exercisable starting on the day that is six months after the Acquisition Closing, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Consideration Warrants primarily trade; and (iv) subject to approval of the TSX and the NYSE MKT, issuance by the Company to Waterton of 2,600,000 Common Shares on the Acquisition Closing.

In addition to certain other royalty interests, the properties relating to the Hollister Mine are subject to a 1% net smelter returns royalty in favor of Waterton that is payable after 500,000 ounces of gold and gold equivalent have been extracted, and certain properties relating to the Esmeralda Mine are subject to a 3% net smelter returns royalty in favor of Waterton.

Completion of the Acquisition is subject to, among other things: (i) the approval of the TSX and the NYSE MKT, (ii) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated, or clearance otherwise having been granted by the relevant governmental authorities, (iii) the Company raising gross proceeds of at least US$65,000,000 in equity financing, (iv) the receipt of all other necessary third party authorizations, approvals and consents, and (v)

other customary conditions typical of a transaction of this nature. The Acquisition is expected to close in the late third or early fourth quarter of 2016.

GMP Securities L.P. is acting as the exclusive financial advisor to Klondex in respect of the Acquisition. Klondex retained Bennett Jones LLP as Canadian legal counsel and Dorsey & Whitney LLP as U.S. legal counsel in connection with the Acquisition.

The Offering

The Company has entered into an agreement with a syndicate of underwriters (the “Underwriters”), who have agreed to purchase for resale, on a bought deal private placement basis, 20,000,000 Subscription Receipts at a price of C$5.00 per Subscription Receipt (the "Offering Price"), for aggregate gross proceeds of C$100,000,000.
Klondex has also granted the Underwriters an option, exercisable up to two business days prior to the closing date of the Offering, to purchase of up to an additional 3,000,000 Subscription Receipts at the Offering Price for additional gross proceeds of up to C$15,000,000.

Upon the satisfaction of all conditions precedent to the Acquisition (other than the payment of the purchase price), and provided that the conditions have been satisfied by the date which is 90 days post closing of the Offering, the proceeds delivered into escrow will be released to the Company and each holder of Subscription Receipts will receive, without the payment of additional consideration or further action on the part of the holder, one special warrant (a "Special Warrant") of the Company, with each Special Warrant entitling the holder to acquire, for no additional consideration, one common share of the Company (each, a "Common Share"). The Special Warrants will be exercisable by the holders thereof at any time after the closing date of the Acquisition for no additional consideration and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) the date that is four months and a day following the closing date of the Offering, and (b) the third business day after a receipt is issued for a (final) prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Subscription Receipts are sold (other than Quebec) (the "Qualifying Provinces") qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the "Final Qualification Prospectus").

The Company will use its commercially reasonable efforts to file a prospectus in order to qualify the issuance of the Common Shares upon conversion of the Special Warrants in Canada. It is expected that the prospectus will be filed following the preparation of a technical report in respect of the Hollister Mine, if required in accordance with applicable securities laws, and the preparation of the necessary audited and unaudited financial statements and pro forma financial statements relating to the Acquisition Assets in accordance with applicable securities laws.

The Company intends to use the net proceeds of the Offering: (i) to fund the cash purchase price of the Acquisition and replacement of reclamation bonds currently in place with United States and Nevada regulators, (ii) for exploration growth at the Hollister Mine and Esmeralda Mine and (iii) development at the Hollister Mine.

The Offering is scheduled to close on or about August 18, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approvals of the TSX and the NYSE MKT.

The securities to be issued under the Offering will be offered by way of private placement exemptions in all the provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended. All securities issued pursuant to the Offering, including the Subscription Receipts and the Special Warrants, will be subject to a statutory four-month hold period in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above.

The securities being offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the structure, terms and timing of the Acquisition; the structure, terms and timing of the Offering; whether the Acquisition and the Offering will be completed; the terms of the Note and the Consideration Warrants; the terms of the Subscription Receipts and the Special Warrants; whether the Company will file any technical report or prospectus and the timing thereof; and information relating to the properties and royalties relating to the Hollister Mine and Esmeralda Mine. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.